Via Facsimile and U.S. Mail
Mail Stop 6010

February 9, 2007

David F. Brussard
President, Chief Executive Officer and
Chairman of the Board
Safety Insurance Group, Inc.
20 Custom House Street
Boston, Massachusetts 02110

Re: **Safety Insurance Group, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 16, 2006
File Number: 000-50070

Dear Mr. Brussard:

      We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief